Exhibit 11

Endo Pharmaceuticals Holdings Inc.
Statement Regarding Computation of Per Share Earnings
(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Numerator:

Net income (loss) available to common stockholders	$22,001	$2,731	$27,377	$(11,507)

Denominator:

For basic per share data—weighted average shares	102,064	89,139	102,064	89,139

Effect of dilutive stock options	207	74	212	—

For diluted per share data	102,271	89,213	102,276	89,139

Basic income (loss) per share	$.22	$.03	$.27	$(.13)

Diluted income (loss) per share	$.22	$.03	$.27	$(.13)

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